# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yalla Group Ltd, CIK 0001794350
CUSIP: 98459U103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: #226, BUILDING 16, #226, BUILDING 16, DUBAI, United Arab Emirates (C0), 501913
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001653246-21-000003
Filed by CIK 0001653246

## Reporting persons
- AREO HOLDINGS LTD: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 25,775,661; sole dispositive power 0; shared dispositive power 25,775,661; aggregate amount beneficially owned 25,775,661 (19.2% of the class)
- JOLLY UNIQUE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 25,775,661; sole dispositive power 0; shared dispositive power 25,775,661; aggregate amount beneficially owned 25,775,661 (19.2% of the class)
- ORCHID ASIA VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,971,365; sole dispositive power 0; shared dispositive power 23,971,365; aggregate amount beneficially owned 23,971,365 (17.8% of the class)
- ORCHID ASIA VII CO-INVESTMENT, LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,804,296; sole dispositive power 0; shared dispositive power 1,804,296; aggregate amount beneficially owned 1,804,296 (1.3% of the class)
- OAVII HOLDINGS, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,971,365; sole dispositive power 0; shared dispositive power 23,971,365; aggregate amount beneficially owned 23,971,365 (17.8% of the class)
- ORCHID ASIA VII GP, LIMITED: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,971,365; sole dispositive power 0; shared dispositive power 23,971,365; aggregate amount beneficially owned 23,971,365 (17.8% of the class)
- ORCHID ASIA V GROUP MANAGEMENT, LIMITED: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,971,365; sole dispositive power 0; shared dispositive power 23,971,365; aggregate amount beneficially owned 23,971,365 (17.8% of the class)
- ORCHID ASIA V GROUP, LIMITED: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,971,365; sole dispositive power 0; shared dispositive power 23,971,365; aggregate amount beneficially owned 23,971,365 (17.8% of the class)
- LAM LAI MING: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 25,775,661; sole dispositive power 0; shared dispositive power 25,775,661; aggregate amount beneficially owned 25,775,661 (19.2% of the class)

## Item 1. Issuer
Name of issuer: Yalla Group Ltd
Address of issuer's principal executive offices: #226, BUILDING 16, #226, BUILDING 16, DUBAI, UNITED ARAB EMIRATES, 501913.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (the "Schedule 13G") is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"):
(i) Jolly Unique Limited;
(ii) Orchid Asia VII, L.P.;
(iii) Orchid Asia VII Co-Investment, Limited;
(iv) OAVII Holdings, L.P.;
(v) Orchid Asia VII GP, Limited;
(vi) Orchid Asia V Group Management, Limited;
(vii) Orchid Asia V Group, Limited;
(viii) AREO Holdings Limited; and
(ix) Ms. Lam Lai Ming
Address of principal business office or, if none, residence:
The address of principal business office of Jolly Unique Limited and AREO Holdings Limited is:
c/o Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola, VG 1110, British Virgin Islands

The address of principal business office of Orchid Asia VII, L.P., OAVII Holdings, L.P., Orchid Asia VII GP, Limited, Orchid Asia V Group Management, Limited, Orchid Asia V Group, Limited is:
c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

The address of principal business office of Orchid Asia VII Co-Investment, Limited is:
c/o Vistra (Cayman) Limited, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands

The address of principal business office of Ms. Lam Lai Ming is:
c/o Suite 5612, 56th Floor, The Center, 99 Queen's Road Central, Central, Hong Kong.
Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Percent of class: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Jolly Unique Limited, Orchid Asia VII, L.P. and Orchid Asia VII Co-Investment, Limited are part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular.

Orchid Asia VII, L.P. and Orchid Asia VII-Co Investment, Limited are the immediate shareholders of Jolly Unique Limited.

OAVII Holdings, L.P. is the general partner of Orchid Asia VII, L.P. Orchid Asia VII GP, Limited is the general partner of OAVII Holdings, L.P. which is in turned a wholly owned subsidiary of Orchid Asia V Group Management, Limited.

Orchid Asia V Group Management Ltd. is a wholly-owned subsidiary of Orchid Asia V Group, Limited and is also the investment manager of Orchid Asia VII, L.P.

Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming.

AREO Holdings Limited is also the controlling shareholder of Orchid Asia VII Co-Investment, Limited.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- AREO HOLDINGS LTD: Gabriel Li, Authorized Representative (08/06/2025)
- JOLLY UNIQUE LIMITED: Gabriel Li, Authorized Representative (08/06/2025)
- ORCHID ASIA VII, L.P.: Gabriel Li, Authorized Representative (08/06/2025)
- ORCHID ASIA VII CO-INVESTMENT, LIMITED: Gabriel Li, Authorized Representative (08/06/2025)
- OAVII HOLDINGS, L.P.: Gabriel Li, Authorized Representative (08/06/2025)
- ORCHID ASIA VII GP, LIMITED: Gabriel Li, Authorized Representative (08/06/2025)
- ORCHID ASIA V GROUP MANAGEMENT, LIMITED: Gabriel Li, Authorized Representative (08/06/2025)
- ORCHID ASIA V GROUP, LIMITED: Gabriel Li, Authorized Representative (08/06/2025)
- LAM LAI MING: Lam Lai Ming, Lam Lai Ming (08/06/2025)